BC-MN-HO4N

800 Nicollet Mall

Minneapolis, MN 55402

September 18, 2020

VIA EDGAR

Mr. Mark Cowan

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	First American Funds, Inc.

SEC File Nos. 002-74747 and 811-03313

Response to Staff Comments related to Post-Effective Amendment to Registration Statement (No. 104) filed with the Securities and Exchange Commission (“SEC”) on July 20, 2020

Dear Mr. Cowan:

The purpose of this letter is to respond to the disclosure comments transmitted by the SEC Staff on July 28, 2020 regarding the above-referenced amendment to the registration statement for First American Funds, Inc. (“FAF” or the “Registrant”) related to the registration of Class T shares of Government Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund (each a “Fund” and, collectively, the “Funds”). Following is our response to the comments, which appear in bold-face type below.

Prospectus Comments

1.	Please add the ticker symbols to the prospectus cover.

Ticker symbols will be added to the covers of the prospectus and statement of additional information (SAI) prior to the 485(b) filing.

2.	Significant market events have occurred as a result of the Covid-19 pandemic. Please consider whether the Funds’ disclosures, including risk disclosures, should be revised based on how these events may affect the Funds and their investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

The Registrant does not believe that additional disclosure regarding the Covid-19 pandemic is warranted. The Registrant previously supplemented its disclosure on “market risk” in both the risk sections contained in the summary and statutory prospectus to further address the risks presented by Covid-19 and public health emergencies, in general. In addition, disclosure was added to the SAI related to the pandemic under “Recent Market Events.”

3.	In the principal risk section for each Fund, please prioritize the risks that are most likely to affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks to a Fund, the remaining risks may be alphabetized.

The Registrant has considered, and will continue to consider, the views of the Staff in considering whether to reorder each Fund’s principal risks, as suggested. In the Registrant’s October 2019 annual update to its registration statement, and consistent with the current requirements of Item 4(b) of Form N-1A, the following language was added to the introductory paragraphs of each Fund’s principal risk section:

The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the fund, regardless of the order in which it appears.

With respect to the Staff’s position, the Registrant is of the view that the approach taken in the October 2019 annual update is a prudent approach to disclosure for a continuous offering of the Funds’ securities insofar as an alphabetical risk ranking (clearly disclosed as such) recognizes that the risks associated with money market funds may change quickly depending on prevailing economic, credit and market conditions that may not be foreseeable. Accordingly, the Registrant does not believe it would be prudent to prioritize these principal risks given how quickly conditions may change, and, accordingly, respectfully declines to make the suggested disclosure changes.

4.	In the Registrant’s disclosure of Interest Rate Risk, please consider adding more disclosure regarding the historically low interest rates and impact on the Funds’ yields.

The Registrant has added the following language under “Interest Rate Risk” in each Fund’s summary prospectus section under “Principal Risks”:

During periods when interest rates are low or there are negative interest rates, the fund’s yield (and total return) also may be low or the fund may be unable to maintain positive returns.

Additionally, the Registrant has add the following language under “More about the Funds—Description of Principal Investment Risks—Interest Rate Risk”:

Negative or very low interest rates could magnify the risks associated with changes in interest rates. In general, changing interest rates, including rates that fall below zero, could have unpredictable effects on markets and may expose fixed-income and related markets to heightened volatility. During periods when interest rates are low or there are negative interest rates, a fund’s yield (and total return) also may be low or the fund may be unable to maintain positive returns or a stable net asset value of $1.00 per share, as applicable.

5.	Please review the instructions to Item 4(b)(2) of Form N-1A with respect to the annual total return bar chart and confirm whether current disclosure regarding the impact a sales load would have on performance returns reflected in the bar chart complies with the instructions. Please update the disclosures, as required.

Instruction 1(a) to Item 4(b)(2) of Form N-1A states that “[i]f a Fund’s shares are sold subject to a sales load or account fees, state that sales loads or account fees are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown.” Since the Funds’ shares are not subject to a sales load or account fees, the disclosure required by this instruction is not applicable to the Funds and, therefore, an update to prospectus disclosures will not be necessary.

6.	In the average annual total return tables, please confirm that the Funds are not required to include returns before taxes and returns after taxes. Please update the disclosures, as required.

The Registrant’s average annual total return tables comply with the Form N-1A instructions and no change in existing disclosure is required. The Funds are money market funds and, as such, according to Item 4(b)(2)(iii), should only show the average annual total returns described in subparagraph (A) thereunder.

7.	In the Principal Investment Strategies section of the Retail Tax Free Obligations Fund summary prospectus (Item 4 of Form N-1A), it reads “Under abnormal market conditions, the fund may invest more than 20% of its total assets in such taxable securities, as conditions dictate. This may prevent the fund from achieving its goal of providing maximum current income exempt from federal income taxes.” The Staff does not consider this disclosure to reflect a principal investment strategy and suggests that the Registrant move this disclosure to the Fund’s principal investment strategy section in the statutory prospectus (per Item 9 of Form N-1A).

The referenced disclosure has previously been included in both the summary prospectus (Item 4) and statutory prospectus (Item 9) disclosures for Retail Tax Free Obligations Fund. In response to the Staff comment, the disclosure has been removed from the Fund’s summary prospectus and remains in its statutory prospectus.

8.	With respect to Retail Tax Free Obligations Fund, please confirm that disclosure addressing the potential implementation of liquidity fees and redemption gates had been included. Please update the disclosures, as required.

Under Principal Risks in the summary prospectus for Retail Tax Free Obligations Fund, the following disclosure had been included in the 485(a) filing and, prior to that, in the Fund’s prospectus since implementation of the money market fund reforms related to the potential use of liquidity fees and redemption gates:

The fund may impose a fee upon sale of your shares or may temporarily suspend your ability to sell shares if the fund’s liquidity falls below required minimums because of market conditions or other factors.

Additionally, under “Shareholder Information—Additional Information on Purchasing and Redeeming Shares—Liquidity Fees and Redemption Gates,” the Registrant has disclosed in detail the potential imposition of a liquidity fee on redemptions or a temporary gate on redemptions. We believe this disclosure satisfies the Registrant’s requirements related liquidity fees and redemption gates.

9.	Pursuant to the requirements of Rule 35d-1 under the Investment Company Act of 1940, in the section entitled “More About the Funds—Principal Investment Strategies,” please note that the policies of Government Obligations Fund, Treasury Obligations Fund and U.S. Treasury Money Market Fund to invest at least 80% of their respective assets (or “exclusively”) in the securities suggested by their names will not be changed without first providing notice to shareholders at least 60 days prior to such change.

The following sentence has been added under “More About the Funds—Principal Investment Strategies” for Government Obligations Fund, Treasury Obligations Fund and U.S. Treasury Money Market Fund immediately following the description of their respective principal investment strategies:

The fund will provide shareholders with at least 60 days advance notice before changing this policy.

10.	The Staff reminds the Registrant that in the section “Principal Risks” in the statutory prospectus (per Item 9 of Form N-1A) should contain more fulsome descriptions of the principal risks described in the summary prospectus (per Item 4 of Form N-1A). Please update your risk disclosures, as applicable.

The Registrant acknowledges this requirement and believes that current risk disclosures in the statutory prospectus satisfy this requirement.

11.	In the description of “Interest Rate Risk” in “More about the Funds—Description of Principal Investment Risks,” reference is made to the LIBOR transition. Please include in your response whether the Registrant considers the LIBOR transition to be a principal risk to the Funds at this time.

The Registrant previously added reference to the LIBOR transition in this section of the prospectus to inform shareholders of the potential risk associated with the transition. Specifically, the disclosure accurately states the Registrant’s position that the potential effect of the transition “cannot yet be determined”; however, at this time the Registrant does not believe the transition poses a significant risk to the Funds given the short-term nature of each Fund’s investments. It is anticipated that any LIBOR-based securities in the Funds’ portfolios would roll off well prior to the LIBOR transition date.

12.	Please review the Funds’ disclosures regarding redemptions as required by Items 11(c)(7) and 11(c)(8) of Form N-1A and confirm that all disclosure requirements thereunder are being fully met.

We have reviewed the Funds’ disclosures regarding redemptions and note the following.

●	The purchase and redemption of Class T shares of the Funds are exclusively made by wire. As stated under “Shareholder Information—Pricing of Fund Shares” in the prospectus, redemption proceeds to be paid by wire will normally be paid on the same day of the redemption order, if the order is accepted in proper form by the transfer agent or a financial intermediary authorized to accept orders on behalf of the Fund by the deadlines listed under “Calculating Net Asset Value.” Additionally, as stated under “Shareholder Information—Purchasing and Redeeming Fund Shares,” if a Fund receives a redemption request by the time the Fund calculates its net asset value, payment will be made the same day by transfer of federal funds if the Fedwire transfer system is available for use that day. Otherwise, payment will be made on the next business day. The Registrant believes this disclosure satisfies the disclosure requirements of Item 11(c)(7) of Form N-1A.

●	The following language has been added under “Shareholder Information—Purchasing and Redeeming Fund Shares” to clarify the methods typically expected to be used by the Funds to meet redemption requests, as required under Item 11(c)(8) of Form N-1A:

Under normal circumstances, each fund expects to meet redemption requests either by using cash it holds in its portfolio or by selling portfolio securities to generate cash. Each fund also reserves the right to pay redemption proceeds in securities rather than cash (i.e., “redemptions in-kind”), if the amount redeemed is large enough to affect fund operations or the redemption request is made during stressed market conditions. See “Redemptions In-Kind” below for further information.

13.	Please include the financial highlights for the semi-annual period per Instruction 1 to Item 13(a) of Form N-1A.

We have included the financial highlights for the semi-annual period, as required.

SAI & Part C Comments

1.	With respect to the second sentence in the paragraph following the list of fundamental investment restrictions, it may be confusing to refer to these investments in terms of the Funds’ concentration policy since the Funds are relying on an exception that excludes these instruments from being counted in Funds’ concentration policy. Please consider clarifying language.

The purpose of the referenced sentence is to clarify the types of banks included in the definition of “domestic commercial banks” referred to in the fundamental investment restriction. To provide further clarity, we have revised the sentence to read as follows:

For purposes of the concentration policy set forth in number 1 above, domestic commercial banks include (i) U.S. banks and (ii) U.S. branches of foreign banks (in circumstances in which the U.S. branches of foreign banks are subject to the same regulation as U.S. banks).

2.	Under the section entitled “Investment Restrictions—Additional Restrictions,” with respect to the fundamental investment policy for Retail Tax Free Obligations Fund it currently states that the Fund’s policy is “to invest at least 80% of its total assets in municipal securities, which may not be changed without approval of a majority of the outstanding shares of the Fund as defined in the 1940 Act.” Please change the reference to “municipal securities” to “securities that pay interest that is exempt from federal income tax.”

The Registrant has made the requested change.

3.	Please note that an auditor’s consent and opinion and consent of counsel are required with the 485(b) filing.

The Registrant acknowledges the Staff’s comment.

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If you have any questions or comments regarding any of our responses, please contact me at your earliest convenience at 612-303-7987. Thank you for your help with this filing.

Sincerely,

/s/ Richard J. Ertel

Richard J. Ertel
Secretary
First American Funds, Inc.